May 21, 2009
VIA TELEFAX AND UPS OVERNIGHT
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities
     and Exchange Commission
100 F. St. Street, NE
Washington, DC 20549

Re:	Sunair Services Corporation Form 10-K for the year ended September 30, 2007 Filed 01/15/08 Form 10-K for the year ended September 30, 2008 Filed 01/13/09 File No. 001-04334
Dear Ms. van Doorn:
     This letter is in response to your letter to Mr. Jack Ruff, our Chief Executive Officer and President, dated April 16, 2009. Your letter requested a response from Sunair Services Corporation (“Sunair”) within ten business days, on or before April 26, 2009. However, pursuant to a phone call to Ms. Barberich, followed by a written filed request, we were given an extension to file no later than May 21, 2009. Attached, please find our response. Please note that the format of the response first sets out the comments from the April 16th letter and then provides Sunair’s response.
     We look forward to working with you in answering any further questions or comments that you may have with respect to our response. Should you have any questions or further comments regarding Sunair’s response, please contact the undersigned at (561) 208-7400 office or (407) 948-3317 cell. If you wish to correspond via mail our new address is 1350 E Newport Center Drive, Suite 201, Deerfield Beach, FL 33442.

Very truly yours,
/s/ Edward M. Carriero, Jr.
Edward M. Carriero, Jr.
Chief Financial Officer

cc: Jack Ruff, CEO

Ms. Linda van Doorn
May 21, 2009

Note 1 — Business Activity and Summary of Significant Accounting Policies, page 35
1.      We note your response to our comment; however, we continue to question the reasonableness of the valuation of your Middleton reporting unit. Please additionally provide us with the following additional information:
Income Approach
•	You note that you did not develop and weight various cash flow scenarios when using the income approach; rather, you selected the model that you deemed to be the most probable and the most achievable under the current economic circumstances. We note though that there are significant differences between the fair values you determined using your three valuation methods: we believe that this may be because you did not properly capture the risk of achieving the estimated cash flows in your DCF model. For this reason and also the current market environment, it appears that it would have been more appropriate to perform cash flow analyses based on probability weighted scenarios that included a wide range of potential outcomes; for example, outcomes in the past that you believed to have little or no probability of occurring may now need to be considered with greater weight in light of the current economic challenges. Please provide us with a revised analysis under the income approach that incorporates various cash flow scenarios that are weighted based on probability.
Company Response: The Company supplementally advises the Staff the following:
Income Approach
We revised our analysis to reflect several cash flow scenarios which were used in the DCF and which were weighted based on probability in our final income approach analysis. There were three scenarios that we applied a weighting factor to. The cash flow scenario that we had originally applied a 100% weighting factor was adjusted to a 50% weighting factor. We applied a higher weighting factor to this cash flow scenario as we continue to believe that this scenario is the most probable. Although our year to date revenues are slightly lower than those reflected in the cash flow scenario the offset is that we have performed better than projected on the expenses, thus our income before income taxes continues to exceed our projections for fiscal 2009. We implemented numerous cost reduction initiatives which are resulting in greater than expected expense savings. We are also benefitting from the cost savings of our now fully integrated acquisitions. We went back to the various cash flow scenarios that we developed for our DCF analysis and

Ms. Linda van Doorn
May 21, 2009

applied a weighting factor of 50%, 20% and 20% to cash flow scenario 1, 2 and 3, respectively. As indicated above we applied a 50% weighting factor to the cash flow scenario that we originally applied a 100% weighting factor as we continue to believe that this scenario has the highest probability. The expenses for both of these cash flow scenarios were adjusted accordingly. We further revised our analysis and eliminated any weighting of the similar transactions approach in response to your comment below. Based on the revisions made to the weighting factors for the cash flow scenarios used and the elimination of the similar transaction approach, we have arrived at the following revised analysis of the income approach, the market capitalization method of the market approach and the similar transactions approach as of September 30, 2008:

			Revised	Original
Income Approach -Scenario 1	$52,581,477	50%	$26,290,739	$44,694,256
Income Approach -Scenario 2	$44,290,800	20%	8,858,160
Income Approach -Scenario 3	$55,112,446	20%	11,022,489
Company’s Market Capitalization	$26,574,909	5%	1,328,745	1,328,745
Recent $3.00 per share offer on Company	$39,273,264	5%	1,963,663	1,963,663
Company’s own acquisitions	$78,646,963	0%	—	3,932,348

Estimated Indicated Value of Middleton Unit’s Equity		100%	49,463,796	$51,919,013

Plus Middleton Unit’s Total Liabilities			30,318,268	30,318,268

Estimated Fair Value of Middleton Unit			79,782,065	82,237,281
Less Middleton Unit’s Total Assets			79,269,444	79,269,444

Excess Fair Value of Middleton Unit over Net Assets- Rounded			$513,000	$2,968,000

Based upon the most recent assessment as of September 30, 2008, the estimated fair value of the reporting unit exceeded its carrying amount by approximately $0.5 million. Thus, we continue to conclude that as of September 30, 2008 our goodwill was not impaired.
•	Furthermore, you disclose on page 23 of your Form 10-K for the year ended September 30, 2008 that you used a sales growth rate of 5.7% for 2009; however, we note that your revenues in the quarter ended December 31, 2008 declined by 5.6% as compared to three months ended December 31, 2007. We also note your disclosures on page 18 of your Form 10-Q for the quarter ended December 31, 2008 that the decrease in revenues was the result of a decline in new sales in all of your service offerings and that the decline is expected to continue in fiscal 2009. Please reconcile this statement with the sales growth rate assumption used in your discounted cash flow model.

Ms. Linda van Doorn
May 21, 2009

Company Response: The Company supplementally advises the Staff the following:
As indicated above we agree that our year to date revenues have fallen short of our projections, however, we need to also consider that our year to date expenses have decreased at a greater rate than what we had projected. While the projected revenues may be greater when compared to actual revenues our projected expenses were also greater when compared to the actual expenses for the same period. This resulted in our income before income taxes, for the 6 months ended March 31, 2009, exceeding our projections. This is important as cash flows are the critical element to the cash flow scenarios utilized in the income approach analysis. Our projections, which were built on a quarterly basis, indicate that for the first six months of the fiscal year actual results were considerably ahead of our projections. Our business is seasonal with the third and fourth quarters being our strongest quarters and the quarters in which we have projected positive income before income taxes. To further support the positive year to date trends that we have experienced we took the annualized projections and divided by two to arrive at six months and compared these to actual results. This analysis indicated that EBITDA and income before income taxes were also in line with our projections.
The following is a summary of certain key metrics for the six months ended March 31, 2009 as compared to our projections for these key metrics for the same period:

	Projected 6	Projected 6	Actual 6
	months ended	months ended	months ended
	March 31,	March 31,	March 31,
	2009*	2009**	2009

Sales	$28,499,527	$29,919,791	$25,324,234
Cost of goods sold	(10,744,518)	(10,950,643)	(9,511,700)

Gross Profit	17,755,009	18,969,147	15,812,534

General and Administrative	(15,192,197)	(15,453,572)	(12,417,603)
Other Operating Income/(Expense)	—	—	14,647

EBITDA	$2,562,812	$3,515,575	$3,409,578

Income before income taxes	$(362,326)	$720,042	$655,170

*	Used quarterly projections

**	Used annual projections and divided by 2

Ms. Linda van Doorn
May 21, 2009

Our year to date results is in line with the projected annualized cash flows and significantly exceeds our projected quarterly results for the 1st and 2nd quarters. The projections that we used for comparison purposes above are the cash flow scenario where we applied the greatest weighting factor of 50%. Based on the above financial results for the six months ended March 31 2009, we continue to believe that there were no impairment indicators as of September 30, 2008.
Similar Transactions Approach — Unsolicited Offer
•	In your previous response letter dated January 9, 2009, you represented that the unsolicited offer amounted to $39,273,264. Subsequently, in your March 13, 2009 response letter you told me that the offer was $57.5 million. It appears that the revised amount includes the assumption of certain of your liabilities. Please provide us with details of the offer particularly regarding the assumption of the liabilities to support your increase in the fair value from $39.3 million to $57.5 million based on the unsolicited offer.
Company Response: The Company supplementally advises the Staff that the $39.3 million (or $3.00 per share) was just the equity or per share offer. This is what we used in the market capitalization approach in our DCF model as this is what the shareholders would get. The offer however also included the assumption of liabilities. Once you consider the assumption of liabilities the total offer is $57.5 million as that is what the interested party was willing to pay. The difference between the two numbers is merely the addition of the net liabilities that the interested party was assuming. These net liabilities were determined as of June 30, 2008 and included estimated transaction costs of $3.0 million. A summarized calculation of the offer that may be helpful to the Staff is as follows:

Net Liabilities	$15,178,781
Transaction Costs	3,000,000
Cash Paid to Shareholders	39,273,264

Total Consideration Paid	$57,452,045

•	You state that the offer was at arms length. Please provide us if the offer was from a related party or an unrelated party.

Ms. Linda van Doorn
May 21, 2009

Company Response: The Company supplementally advises the Staff that the unsolicited offer received by the Company was from a shareholder with no influence on our operations or business decisions. We received the offer on December 5, 2008 at which time the shareholder owned 1,260,972 shares representing 9.6% of the total class of common stock outstanding as of the date of the offer (13,091,088 shares).
•	Please discuss further your reasoning for applying a 5% weighting to the fair value that you derived from this offer.
Company Response: The Company supplementally advises the Staff that we applied a 5% weighting factor to the unsolicited offer received from a shareholder, as discussed above, as we believed it was considerably below fair value and dismissed the offer. We did not consider ourselves a willing seller at this price point therefore we applied a low weighting factor. We believe that this offer was not indicative of the fair value of the Company.
Similar Transactions Approach — Previous Acquisitions
•	Since the acquisitions that you referenced in this fair value approach are not comparable in size or scope to your reporting unit and since market conditions have drastically changed since the time period of the acquisitions, it does not appear that these acquisitions are comparable, and thus it is not appropriate to include the values derived from this method in your fair value determination. Please revise your analysis accordingly.
Company Response: The Company supplementally advises the Staff that we revised our analysis accordingly and excluded the values derived from the similar transactions approach — previous acquisitions method.
We also provide to the Staff the following statements made by the Company:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.